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AMENDMENT TO ARRANGEMENT AGREEMENT dated February 26, 2007,

BETWEEN:

AA ACQUISITION CORP., a corporation existing under the laws of Canada (hereinafter referred to as “Acquireco”),

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ALLIANCE ATLANTIS COMMUNICATIONS INC., a corporation existing under the laws of Canada (hereinafter referred to as the “Corporation”),

WHEREAS Acquireco (formerly 6681859 Canada Inc.) and the Corporation are parties to an Arrangement Agreement dated January 10, 2007 (the “Arrangement Agreement”);

AND WHEREAS the parties wish to amend the Arrangement Agreement in the manner set out in this amendment (the “Amendment”) in accordance with Section 7.5 of the Arrangement Agreement;

THIS AGREEMENT WITNESSES THAT, in consideration of the respective covenants and agreements herein contained and other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), and intending to be legally bound hereby, Acquireco and the Corporation hereby agree as follows:

1.1	Interpretation

All capitalized terms used in this Amendment that are not otherwise defined herein shall have the meaning given to them in the Arrangement Agreement.

1.2	Amendments to the Arrangement Agreement

(a)	The reference to “GS Capital Partners VI, L.P.” in the seventh recital of the Arrangement Agreement shall be changed to “GS Capital Partners VI Fund, L.P.”

(b)
Section 1.1 of the Arrangement Agreement is hereby amended by deleting the existing definition of “Arrangement”, “Debt Receipt Failure”, “Disclosure Letter”, “Effective Time” and “Outside Date” and substituting therefor the following:

“Arrangement” means the arrangement of the Corporation pursuant to the provisions of section 192 of the CBCA on the terms and subject to the conditions set out in the Plan of Arrangement;”

“Disclosure Letter” means that certain letter dated as of January 10, 2007 and delivered by the Corporation to Acquireco and signed by the Corporation and Acquireco, as amended by that certain letter dated February 26, 2007 and delivered by the Corporation to Acquireco and signed by the Corporation and Acquireco;”

“Debt Receipt Failure” has the meaning ascribed thereto in section 7.1(i);”

“Effective Time” means 4:30 p.m. (Toronto time) on the Effective Date;” and

“Outside Date” means June 30, 2007 or such later date as may be agreed in writing between the parties subject to the right of:  (a) either party to postpone the Outside Date by one period of 30 days (and not more than one period of 30 days in aggregate) if (A) the Competition Act Clearance or the HSR Clearance has not been obtained or waived, or (B) the condition in section 6.2(j) shall not have been satisfied; (b) either party to postpone the Outside Date to August 7, 2007 if the Required Financial Information is provided to Acquireco after May 28, 2007 and prior to 11:59 p.m. (Toronto time) June 29, 2007; and (c) Acquireco to postpone the Outside Date by one period of 30 days if the Required Financial Information has not been provided to Acquireco by June 30, 2007, in any such case by giving written notice to the other party to such effect no later than 11:59 p.m. (Toronto time) on June 29, 2007 provided that in no event can the Outside Date be extended beyond August 7, 2007 unless otherwise agreed in writing by Acquireco and the Corporation;”.

(c)	Section 2.1(b) of the Arrangement Agreement is hereby amended by deleting the existing section 2.1(b) and substituting therefor as new section 2.1(b) the following:

“subject to Court approval, call and hold the Meeting on April 5, 2007 for the purpose of considering the Special Resolution (and, with the consent of Acquireco, for any other purpose as may be set out in the notice for such meeting), provided that if the Court does not approve April 5, 2007 as the Meeting date, the Meeting date will be the next earliest date approved by the Court prior to April 30, 2007 and with the consent of Acquireco, the Meeting date may be changed, adjourned or postponed, subject to Court approval if necessary;”

(d)	Section 2.5 of the Arrangement Agreement is hereby amended by deleting the existing section 2.5 and substituting therefor as new section 2.5 the following:

“Acquireco shall, subject to obtaining the Final Order and the satisfaction or waiver of the other conditions precedent contained in this Agreement in its favour, at or before the time of issuance of the certificate of arrangement issued by the Director, deposit with the Depositary sufficient cash to pay the amounts payable to Shareholders (other than Shareholders exercising Dissent Rights and who have not withdrawn their notice of objection) and Qualifying Holdco Shareholders  pursuant to the Plan of Arrangement.”

(e)	Section 2.8(a) of the Arrangement Agreement is hereby amended by deleting the existing section 2.8(a) and substituting therefor as a new section 2.8(a) the following:

“Subject to receipt of all required regulatory approvals, Acquireco will permit Persons (“Qualifying Holdco Shareholders”) who are, (a) resident in Canada for purposes of the Tax Act (including a partnership if all of the members of the partnership are resident in Canada), and (b) registered and beneficial owners of

Shares (directly or indirectly through a Qualifying Holdco) as of the Effective Date, and (c) shareholders of a corporation that meets the conditions described below in this section 2.8Error! Reference source not found. (a “Qualifying Holdco”) to elect in respect of such Shares (or Shares held by such Qualifying Holdco), by notice in writing provided to Acquireco (or the Depositary) not later than 5:00 p.m. (Toronto time) on the 10th Business Day prior to the Effective Date (the “Holdco Election Date”), to sell such Shares through a Qualifying Holdco (the “Holdco Alternative”) provided that:”

(f)	Section 3.2(c)(ii) of the Arrangement Agreement is hereby amended by deleting the existing section 3.2(c)(ii) and substituting therefor as a new section 3.2(c)(ii) the following:

“Subject to its terms and conditions, the Financing, when funded in accordance with the Funding Commitment Letter and the Debt Commitment Letter, will provide financing sufficient to permit Acquireco to deposit with the Depositary sufficient cash to pay the amount payable to Shareholders and Qualifying Holdco Shareholders pursuant to the Plan of Arrangement (assuming all Share Purchase Rights are exercised and all Shares issuable thereunder are fully paid for prior to the Effective Time and assuming no Shareholders exercise Dissent Rights) and to pay related fees and expenses.”

(g)	Section 5.1(a)(iv) of the Arrangement Agreement is hereby amended by deleting the existing section 5.1(a)(iv) and substituting therefor as new section 5.1(a)(iv) the following:

“allot, reserve, set aside, issue, sell, pledge, dispose of, grant or encumber, orauthorize or propose the allotment, reservation, setting aside, issuance, sale,pledge, disposition, grant or encumbrance of, or purchase, redeem, or otherwise acquire, directly or indirectly, any shares in its capital or the capital of any subsidiary or any options, warrants, convertible securities or rights to subscribe for, purchase or otherwise acquire or exchange into any shares, or any other ownership interest in the Corporation or any subsidiary (including any phantom interest or other right linked to the price of the Shares), except (i) for the issuance of Class B Shares pursuant to Options, Purchase Rights, restricted stock units and deferred stock units issued pursuant to the terms of the Compensation Plans and which are outstanding on the date of this Agreement in accordance with their terms as in effect on the date of this Agreement, (ii) the settlement for cash by the Corporation of any Performance Share Appreciation Plan Units outstanding on January 10, 2007 in accordance with their terms and (iii) the settlement for cash by the Corporation of Options outstanding on January 10, 2007 in accordance with their terms;”.

(h)	Section 5.1(a)(xi) of the Arrangement Agreement is hereby amended by deleting the existing section 5.1(a)(xi) and substituting therefor as new section 5.1(a)(xi) the following:

“take any action or make any change, other than actions or changes required by Canadian GAAP, with respect to accounting policies or procedures;”.

 (i)            Section 5.1(f)(ii) of the Arrangement Agreement is hereby deleted.

(j)	Section 5.1(l) of the Arrangement Agreement is hereby amended by deleting the existing section 5.1(l) and substituting therefor as new section 5.1(l) the following:

“Notwithstanding anything to the contrary herein, any obligation of the Corporation in this Agreement with respect to causing Motion Picture Distribution Inc. to take any action or refrain from taking any action shall only be a requirement for the Corporation to use its reasonable best efforts to cause Motion Picture Distribution Inc. to take such action or refrain from taking such action; provided that no director of Motion Picture Distribution Inc. shall be required to take any action in breach of such person's fiduciary duties.  The Corporation shall strictly enforce its rights under any existing agreements with Motion Picture Distribution Inc. in furtherance of the Corporation’s obligations hereunder, including pursuant to section 5.1(a).”.

(k)	The following section 5.1(m) is hereby added to the Arrangement Agreement:

“At or before the time of issuance of the certificate of arrangement issued by the Director, the Corporation shall, subject to the satisfaction or waiver of the conditions precedent contained in this Agreement in its favour, deposit with the Depositary sufficient cash to pay the amounts payable to Eligible Shareholders (as hereinafter defined) pursuant to the Plan of Arrangement.  The Corporation shall also provide the Depositary with the requisite information regarding the identity of the holders of Options, RSUs and DSUs that are transferred to the Corporation pursuant to Section 2.3(a) of the Plan of Arrangement (“Eligible Holders”) and the amounts to which such Eligible Holders have become entitled as a result of such transfer.”.

(l)	Section 5.2(a)(vii)(G) of the Arrangement Agreement is hereby amended by deleting the existing section 5.2(a)(vii)(G) and substituting therefor as new section 5.2(a)(vii)(G) the following:

“Acquireco shall keep the Corporation informed on a reasonably current basis in reasonable detail of the status of its efforts to arrange the Financing and shall not permit any material amendment or modification to be made to, or any waiver of any material provision or remedy under the Debt Commitment Letter, the Financing Agreements or any definitive agreement or documentation referred to in this section 5.2, without the prior written consent of the Corporation (such consent not to be unreasonably withheld or delayed).”.

(m)	Section 6.2(c) of the Arrangement Agreement is hereby deleted.

(n)	Section 6.3(e) of the Arrangement Agreement is hereby amended by deleting the existing section 6.3(e) and substituting therefor new section 6.3(e) as follows:

“Acquireco shall, subject to obtaining the Final Order and the satisfaction or waiver of the other conditions precedent contained in this Agreement in its favour, at or before the time of issuance of the certificate of arrangement issued by the Director, deposit with the Depositary sufficient cash to pay the amounts payable to Shareholders (other than Shareholders exercising Dissent Rights and who have not withdrawn their notice of objection) and Qualifying Holdco Shareholders pursuant to the Plan of Arrangement.”

(o)	Section 7.1(g) of the Arrangement Agreement is hereby amended by deleting the existing section 7.1(g) and substituting therefor as new section 7.1(g) the following:

“by the Corporation, if there has been a breach of or failure to perform any representation, warranty, covenant or agreement on the part of Acquireco set forth in this Agreement, which breach or failure to perform would cause the conditions set forth in section 6.3(a), 6.3(b), 6.3(c) or 6.3(d) not to be satisfied;”.

(p)	Section 7.1(i) of the Arrangement Agreement is hereby amended by deleting the existing section 7.1(i) and substituting therefor as new section 7.1(i) the following:

“by the Corporation, if (a) all of the conditions set forth in sections 6.1 and 6.2 have been satisfied and remain satisfied or waived by Acquireco (other than those conditions that by their terms are to be satisfied at the Effective Time) and (b) Acquireco shall not have received the proceeds of the Debt Financing or any Alternative Debt Financing by the Closing Date, any such event being a “Debt Receipt Failure”; or”.

(q)	Exhibit 1 – Form of Plan of Arrangement is hereby amended by deleting the existing Exhibit 1 and substituting therefor as new the Exhibit 1 attached hereto as Schedule A.

1.3	Representations and Warranties of the Corporation

The Corporation represents and warrants to and in favour of Acquireco as follows and acknowledges that Acquireco is relying upon such representations and warranties in connection with entering into this Amendment and completing the Arrangement:

(a)	Authority and No Violation.

(i)
The Corporation has the requisite corporate power and capacity to execute and deliver this Amendment and to perform its obligations hereunder.  The execution, delivery and performance of this Amendment by the Corporation has been duly authorized by its Board of Directors and no other corporate proceedings on its part are necessary to authorize the execution, delivery and performance of this Amendment.

(ii)
This Amendment has been duly executed and delivered by the Corporation and constitutes its legal, valid and binding obligation, enforceable against it in accordance with its terms, subject to bankruptcy, insolvency and other

Laws affecting creditors’ rights generally and to general principles of equity.

(iii)	The execution and delivery of this Amendment by the Corporation does not, and the performance of this Amendment by the Corporation will not:

A.	conflict with or violate the Articles of Incorporation or Bylaws or equivalent organizational documents of the Corporation or any of its subsidiaries;

B.
assuming that all consents, approvals, authorizations and other actions described in section 3.1(d)(v) of the Arrangement Agreement have been obtained and all filings and obligations described in section 3.1(d)(v) have been made, conflict with or violate any Law applicable to the Corporation or any of its subsidiaries or by which any property or asset of the Corporation or any of its subsidiaries is bound; or

C.
except as set forth in section 3.1(d)(iv) of the Disclosure Letter, result in any breach of, or constitute a default (or an event which, with notice or lapse of time or both, would become a default) under, or give to others any right of termination, amendment, acceleration or cancellation of, or create, give rise to or change any rights or obligations of any Person under, or result in the creation of a Lien on any property or asset of the Corporation or any of its subsidiaries pursuant to any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which the Corporation or any of its Material Subsidiaries is a party or by which the Corporation or any of its Material Subsidiaries or any property or asset of the Corporation or any of its Material Subsidiaries is bound;

except, with respect to clauses (B) and (C), for any such events or occurrences that could not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(iv)
No consent, approval, license, permit, order or authorization of, or registration, declaration or filing with, or permit from, any Governmental Entity is required to be obtained or made by or with respect to the Corporation or any of its subsidiaries in connection with the execution, delivery and performance of this Amendment.

1.4	Representations and Warranties of Acquireco

Acquireco represents and warrants to and in favour of the Corporation as follows and acknowledges that the Corporation is relying upon such representations and warranties in connection with entering into this Amendment and completing the Arrangement:

 (a)           Authority and No Violation.

(i)
It has the requisite power and capacity to execute, deliver and perform its obligations hereunder. The execution, delivery and performance of this Amendment by it has been duly authorized and no other proceedings on its part are necessary to authorize the execution, delivery and performance of this Amendment.

(ii)
This Amendment has been duly executed and delivered by it and constitutes its legal, valid and binding obligation, enforceable against it in accordance with its terms, subject to bankruptcy, insolvency and other similar laws affecting creditors’ rights generally and to general principles of equity.

(iii)	The execution, delivery and performance by it of this Amendment will not:

A.	result in a violation or breach of, require any consent to be obtained under or give rise to any termination rights or payment obligation under any provision of:

1.	its Articles or Bylaws (or other constating documents);

2.	any resolution of its board of directors (or any committee thereof) or of its shareholders;

3.	any applicable Laws; or

4.	any material Contract to which it or its subsidiaries is a party or by which any of them is bound or their respective properties or assets are bound; or

B.
give rise to any right of termination or acceleration of indebtedness, or cause any of its third party indebtedness to come due before its stated maturity or cause any available credit to cease to be available where such event would materially impair its ability to complete or materially prevent it from completing the Arrangement.

(iv)
No consent, approval, order or authorization of, or declaration or filing with, any Governmental Entity or other Person is required to be obtained by it in connection with the execution, delivery or performance of this Amendment.

1.5	Survival

For greater certainty, the representations and warranties of each of the Corporation and Acquireco contained herein shall survive the execution and delivery of this Amendment and shall terminate on the earlier of the termination of the Arrangement Agreement, as amended by this Amendment, in accordance with the provisions thereof and the Effective Time.

1.6	Governing Law

This Amendment shall be governed by and construed in accordance with the Laws of the Province of Ontario and the Laws of Canada applicable therein.  Each of the parties hereby irrevocably attorns and submits to the non-exclusive jurisdiction of the courts of the Province of Ontario with respect to any matter arising under this Amendment.

1.7	Counterparts

This Amendment may be executed in two or more counterparts, each of which shall be deemed to be an original but all of which together shall constitute one and the same instrument.

1.8	Continued Effect of Arrangement Agreement

The Arrangement Agreement, as amended by this Amendment, shall continue in full force and effect.

1.9	Consolidated Agreement

The parties agree to prepare a consolidated version of the Arrangement Agreement as at the date hereof reflecting the amendments set forth in this Amendment and any references in the Arrangement Agreement to “the date hereof” or “the date of this Agreement” shall be changed to “January 10, 2007”.

REMAINDER OF THIS PAGE INTENTIONALLY LEFT BLANK

IN WITNESS WHEREOF, Acquireco and the Corporation have caused this Amendment to be executed as of the date first written above by their respective officers thereunto duly authorized.

AA ACQUISITION CORP.
By:	/s/ Richard Mayer
Name: Richard Mayer
Title:

By:	/s/ Steven Mayer
Name: Steven Mayer
Title:

ALLIANCE ATLANTIS COMMUNICATIONS INC.
By:	/s/ Andrea Wood
Name: Andrea Wood
Title:

By:	/s/ David Lazzarato
Name: David Lazzarato
Title:

SCHEDULE A

EXHIBIT 1
FORM OF PLAN OF ARRANGEMENT

PLAN OF ARRANGEMENT UNDER SECTION 192
OF THE CANADA BUSINESS CORPORATIONS ACT

ARTICLE 1

INTERPRETATION

1.1	Definitions

Unless indicated otherwise, where used in this Plan of Arrangement, the following terms shall have the following meanings:

“Acquireco” means AA Acquisition Corp. (formerly 6681859 Canada Inc.), a corporation existing under the laws of Canada;

“Arrangement” means the arrangement of the Corporation pursuant to the provisions of section 192 of the CBCA on the terms and subject to the conditions set out in this Plan of Arrangement;

“Arrangement Agreement” means the arrangement agreement dated as of January 10, 2007 between Acquireco and the Corporation (including the Schedules and Appendices thereto) as amended, modified or supplemented from time to time;

“Business Day” means any day on which commercial banks are open for business in Toronto, Ontario other than a Saturday, a Sunday or a day observed as a holiday in Toronto, Ontario under the laws of the Province of Ontario or the federal laws of Canada;

“CBCA” means the Canada Business Corporations Act as now in effect and as it may be amended from time to time prior to the Effective Date;

“Circular” means the notice of the Meeting and accompanying management information circular, including all schedules thereto, to be sent to Shareholders in connection with the Meeting;

“Class A Shareholder” means a registered holder of Class A Shares;

“Class A Shares” means the Class A Voting Shares in the capital of the Corporation;

“Class B Shareholder” means a registered holder of Class B Shares;

“Class B Shares” means the Class B Non-Voting Shares in the capital of the Corporation;

“Compensation Plans” means, collectively, the Corporation’s Amended and Restated 1993 Employee Stock Option Plan, as amended, the Corporation’s 1998 Share Compensation Plan, the RSU Plan and the DSU Plan;

“Corporation” means Alliance Atlantis Communications Inc., a corporation existing under the laws of Canada;

“Court” means the Ontario Superior Court of Justice;

“Depositary” means Computershare Investor Services Inc., as depositary, or such other depositary as Acquireco may determine;

“Director” means the Director appointed under section 260 of the CBCA;

“Dissent Rights” has the meaning ascribed thereto in section 3.1 hereof;

“DSU” means a deferred share unit being a right granted by the Corporation to a participant to receive on the basis set out in the DSU Plan, on a deferred payment basis, a Class B Share or the cash equivalent of a Class B Share;

“DSU Plan” means the Corporation’s May 31, 1999 Deferred Share Unit Plan;

“Effective Date” means the date upon which this Plan of Arrangement becomes effective as established by the date of issue shown on the certificate of arrangement issued by the Director under the CBCA;

“Effective Time” means 4:30 p.m. (Toronto time) on the Effective Date;

“Final Order” means the order of the Court approving the Arrangement, as such order may be amended at any time prior to the Effective Date or, if appealed, then unless such appeal is withdrawn or denied, as affirmed;

“Holdco Alternative” has the meaning ascribed to it in the Arrangement Agreement;

“Interim Order” means the interim order of the Court in respect of the Arrangement contemplated by section 2.2 of the Arrangement Agreement;

“ITA” means the Income Tax Act (Canada) and regulations made thereunder, as now in effect and as it may be amended from time to time prior to the Effective Date;

“Letter of Transmittal” means the letter of transmittal to be mailed to Shareholders by the Corporation;

“Meeting” means the special meeting of Shareholders (including any adjournment or postponement thereof) to be called and held in accordance with the Interim Order to consider and, if deemed advisable, to approve the Special Resolution;

“Options” means, collectively, the options to purchase Shares under the Compensation Plans which are outstanding and unexercised as of the date hereof;

“Person” includes any individual, firm, partnership, limited partnership, joint venture, syndicate, sole proprietorship, company or corporation with or without share capital, unincorporated association, trust, trustee, executor, administrator or other legal personal representative, or other entity however designated or constituted;

“Plan of Arrangement” means this plan of arrangement proposed under section 192 of the CBCA, as amended, modified or supplemented from time to time in accordance with the provisions hereof or made at the direction of the Court in the Final Order;

“Qualifying Holdco” has the meaning ascribed to it in the Arrangement Agreement;

“Qualifying Holdco Shareholder” has the meaning ascribed to it in the Arrangement Agreement;

“RSU” means a restricted share unit being a right granted to a participant to receive, on the basis set out in the RSU Plan, one Class B Share or a cash payment equal to the fair market value of one Class B Share on the terms contained therein;

“RSU Plan” means the Corporation’s May 14, 2006 Restricted Share Unit Plan;

“Shareholder” means a registered holder of Shares;

“Share Purchase Right” has the meaning ascribed thereto in the Arrangement Agreement;

“Shares” means, collectively, the Class A Shares and the Class B Shares; and

“Special Resolution” means the special resolution of the Shareholders approving the Arrangement in accordance with the Interim Order.

1.2	Interpretation Not Affected by Headings, etc.

The division of this Plan of Arrangement into Articles, sections, and other portions and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation hereof. Unless otherwise indicated, all references to an “Article” or “section” followed by a number and/or a letter refer to the specified Article or section of this Plan of Arrangement. The terms “hereof”, “herein” and “hereunder” and similar expressions refer to this Plan of Arrangement and not to any particular Article, section or other portion hereof.

1.3	Currency

All sums of money which are referred to herein are expressed in lawful money of Canada.

1.4	Number, etc.

Unless the subject matter or context otherwise requires, words importing the singular shall include the plural and vice versa and words importing gender shall include all genders.

1.5	Statutory References

Any reference herein to a statute includes all regulations made thereunder, all amendments to such statute in force from time to time and any statute or regulation that supplements or supersedes such statute or regulation.

1.6           Date for Any Action

In the event that any date on which any action is required or permitted to be taken hereunder by any Person is not a Business Day, such action shall be required or permitted to be taken on the next succeeding day which is a Business Day.

1.7	Time

Time shall be of the essence in every matter or action contemplated hereunder. All times expressed herein are local time (Toronto, Ontario) unless otherwise stipulated herein.

ARTICLE 2

THE ARRANGEMENT

2.1	Arrangement Agreement

This Plan of Arrangement is made pursuant to, is subject to the provisions of and forms part of, the Arrangement Agreement.

2.2	Binding Effect

This Plan of Arrangement will become effective at, and be binding at and after, the Effective Time, on Acquireco, the Corporation, all Qualifying Holdco Shareholders, all Qualifying Holdcos, the Shareholders (including those described in section 3.1), all beneficial holders of Shares and all holders of Options, DSUs, RSUs and Share Purchase Rights.

2.3	Effective Time

At the Effective Time, the following shall occur and shall be deemed to occur in the following order, without any further authorization, act or formality:

(a)	first, the following transactions shall occur simultaneously:

(i)
each Option outstanding immediately prior to the Effective Time shall be deemed to be vested and transferred by the holder thereof to the Corporation and cancelled in exchange for a cash amount equal to the excess, if any, of (i) the product of the number of Class B Shares issuable upon exercise of such Option and $53.00, less (ii) the aggregate exercise price payable under such Option by the holder to acquire the Class B Shares issuable upon exercise of such Option;

(ii)
each DSU outstanding immediately prior to the Effective Time shall be deemed to be transferred by the holder thereof to the Corporation and cancelled in exchange for a cash amount equal to $53.00 for each such DSU;

(iii)
each RSU outstanding immediately prior to the Effective Time will be deemed to be vested and transferred by the holder thereof to the Corporation and cancelled in exchange for a cash amount equal to $53.00 for each such RSU;

(iv)
each Share Purchase Right outstanding immediately prior to the Effective Time that has not been exercised and any right or entitlement of a participant relating to a Share Purchase Right that has been exercised but in respect of which the purchase price for the Class B Shares issuable upon such exercise has not been paid in full prior to the Effective Time by the holder thereof shall be deemed to be cancelled; and

(v)	the Compensation Plans shall be terminated; and

(b)	second, and five minutes following the occurrence of the transactions described in paragraph (a), the following transactions shall occur simultaneously:

(i)
each Share outstanding immediately prior to the Effective Time (other than a Share described in section 3.1(a) or a Share held by a Qualifying Holdco in respect of which the Holdco Alternative has been validly elected) shall be transferred by the holder thereof to Acquireco in exchange for a cash amount equal to $53.00, and the name of each such holder will be removed from the register of holders of Shares and Acquireco will be recorded as the registered holder of such Share and will be deemed to be the legal and beneficial owner thereof free and clear of any liens, claims or encumbrances;

(ii)
all of the shares outstanding immediately prior to the Effective Time of a Qualifying Holdco in respect of which the Holdco Alternative has been validly elected shall be transferred by the holder thereof to Acquireco in exchange for an aggregate amount equal to the product of $53.00 and the total number of Shares beneficially owned by such Qualifying Holdco, and the name of the holder of shares of such Qualifying Holdco will be removed from the register of holders of shares of such Qualifying Holdco and Acquireco shall be recorded as the registered holder of the shares of such Qualifying Holdco and shall be deemed to be the legal and beneficial owner thereof free and clear of any liens, claims or encumbrances.

ARTICLE 3

RIGHTS OF DISSENT

3.1	Rights of Dissent

Shareholders (other than Qualifying Holdcos or Qualifying Holdco Shareholders) may exercise rights of dissent in connection with the Arrangement with respect to their Shares pursuant to and in the manner set forth in the Interim Order, section 190 of the CBCA and this section 3.1 (the “Dissent Rights”) as the same may be modified by the Interim Order or the Final Order. Shareholders who duly exercise such Dissent Rights and who:

(a)
are ultimately entitled to be paid fair value for their Shares shall be deemed to have transferred such Shares to Acquireco on the Effective Date simultaneously with the transactions described in section 2.3(b) without any further act or formality and free and clear of all liens, claims and encumbrances, with Acquireco being obligated to pay such Shareholders in consideration therefor the fair value of such Shares, which fair value, notwithstanding anything to the contrary in the CBCA, if permitted by the Court, shall be determined as of the close of business on the day before the Special Resolution is adopted, and the name of each such Shareholder will be removed from the register of holders of Shares and Acquireco will be recorded as the registered holder of the Shares so transferred and will be deemed to be the legal and beneficial owner of such Shares free and clear of any liens, claims or encumbrances; or

(b)
for any reason are ultimately not entitled to be paid fair value for their Shares shall be deemed to have participated in the Arrangement on the same basis as any non-dissenting Shareholder who is not a Qualifying Holdco or Qualifying Holdco Shareholder as at and from the Effective Time, and shall be deemed to have transferred their Shares to Acquireco under section 2.3(b), but in no case shall the Corporation, Acquireco or any other Person be required to recognize such Shareholders as holders of Shares after the time set out in Section 2.3(b), and the names of such Shareholders shall be deleted from the register of Shareholders at the time set out in Section 2.3(b).

ARTICLE 4

CERTIFICATES AND PAYMENTS

4.1	Exchange of Certificates for Cash

(a)
At or before the time of issuance of the Certificate of Arrangement, Acquireco shall deposit sufficient cash with the Depositary for the benefit of Shareholders and Qualifying Holdco Shareholders entitled to amounts under the transactions described in Section 2.3(b).  Upon surrender to the Depositary for cancellation of a certificate which immediately prior to the Effective Time represented outstanding Shares that were exchanged for cash, together with a duly completed and executed Letter of Transmittal and such additional documents and instruments as the Depositary may reasonably require, the Shareholder of such surrendered certificate shall be entitled to receive in exchange therefor a cheque issued by the Depositary in Canadian currency payable at any branch in Canada of a Canadian chartered bank or trust company in an amount equal to the cash which such Shareholder has the right to receive under the Arrangement for such Shares, less any amounts withheld pursuant to section 4.3 and any certificate so surrendered shall forthwith be cancelled.  The cash deposited with the Depositary shall be held in an interest-bearing account, and any interest earned on such funds shall be applied against the expenses of the Depositary and under no circumstances will any interest be payable to Shareholders or Qualifying Holdco Shareholders. For the purposes of this section 4.1(a), references to “Shareholders” shall exclude Qualifying Holdcos described in section 2.3(b) and shall include Qualifying Holdco Shareholders described in section 2.3(b) and such Qualifying Holdco Shareholders shall be considered to own Shares owned by their Qualifying Holdcos.

(b)
Until surrendered as contemplated by this section 4.1, each certificate which immediately prior to the Effective Time represented Shares shall be deemed after the time set out in section 2.3(b), to represent only the right to receive upon such surrender a cash payment, out of the cash deposited pursuant to this section 4.1, in lieu of such certificate as contemplated in this section 4.1, less any amounts withheld pursuant to section 4.3. For greater certainty, as of the Effective Time, a Shareholder’s right and a Qualifying Holdco Shareholder’s right to receive cash under the Arrangement shall be satisfied only out of the amount deposited pursuant to this section 4.1 and such Shareholder or Qualifying Holdco Shareholder shall have no further right or claim as against Acquireco or the Corporation except to the extent the cash deposited by Acquireco is insufficient to satisfy the amounts payable to the Shareholders or Qualifying Holdco Shareholders. Any such certificate formerly representing Shares not duly surrendered on or before the sixth anniversary of the Effective Date shall cease to represent a claim by or interest of any former Shareholder of any kind or nature against or in the Corporation or Acquireco.  On such date, all Acquireco cash to which such former holder was entitled shall be deemed to have been surrendered to Acquireco.

In the event any certificate which immediately prior to the Effective Time represented one or more outstanding Shares that were exchanged pursuant to section 2.3 shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such certificate to be lost, stolen or destroyed, the Depositary will issue in exchange for such lost, stolen or destroyed certificate, cash deliverable in accordance with such holder’s Letter of Transmittal.  When authorizing such payment in exchange for any lost, stolen or destroyed certificate, the Person to whom such cash is to be delivered shall as a condition precedent to the delivery of such cash, give a bond satisfactory to Acquireco and the Depositary in such sum as Acquireco may direct, or otherwise indemnify Acquireco and the Corporation in a manner satisfactory to Acquireco and the Corporation, against any claim that may be made against Acquireco and the Corporation with respect to the certificate alleged to have been lost, stolen or destroyed.

4.2	Transfer of Options, RSUs and DSUs

At or before time of the issuance of the Certificate of Arrangement, the Corporation shall deposit, for the benefit of the persons entitled to amounts under the transactions described in Section 2.3(a)(i) through (iii), sufficient cash to pay the amounts outstanding as a result of such transactions.  The Corporation shall also provide the Depositary with the requisite information regarding the identity of the holders of Options, RSUs and DSUs that are transferred to the Corporation pursuant to Section 2.3(a) (“Eligible Holders”) and the amounts to which such Eligible Holders have become entitled as a result of such transactions.  Each Eligible Holder shall be entitled to receive, from the cash deposited with the Depositary pursuant to this Section 4.2, the amount which such Eligible Holder has the right to receive under the Arrangement in respect of his Option, RSU or DSU, as the case may be, less any amounts withheld pursuant to section 4.3 and shall have no claim against the Corporation or Acquireco except to the extent the cash deposited by the Corporation is insufficient to satisfy the amounts payable to the Eligible Holders.  The cash deposited with the Depositary shall be held in an interest-bearing account, and any interest earned on such funds shall be applied against the expenses of the Depositary and under no circumstances will any interest be payable to Eligible Holders.

4.3           Withholding Rights
Acquireco, the Corporation or the Depositary shall be entitled to deduct and withhold from any amount payable to any Person under the Plan of Arrangement (including, without limitation, any amounts payable pursuant to section 3.1), such amounts as Acquireco, the Corporation or the Depositary is required or permitted to deduct and withhold with respect to such payment under the ITA or any provision of federal, provincial, territorial, local or foreign tax laws, in each case, as amended.  To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes hereof as having been paid to the Person in respect of which such withholding was made, provided that such amounts are actually remitted to the appropriate taxing authority.

ARTICLE 5

AMENDMENTS

5.1	Amendments to Plan of Arrangement

(a)
The Corporation may amend, modify and/or supplement this Plan of Arrangement at any time and from time to time prior to the Effective Date, provided that each such amendment, modification and/or supplement must (i) be set out in writing, (ii) be approved by Acquireco, (iii) filed with the Court and, if made following the Meeting, approved by the Court, and (iv) communicated to Shareholders if and as required by the Court.

(b)
Any amendment, modification or supplement to this Plan of Arrangement may be proposed by the Corporation at any time prior to the Meeting (provided that Acquireco shall have consented thereto acting reasonably) with or without any other prior notice or communication, and if so proposed and accepted by the Persons voting at the Meeting (other than as may be required under the Interim Order), shall become part of this Plan of Arrangement for all purposes.

(c)
Any amendment, modification or supplement to this Plan of Arrangement that is approved or directed by the Court following the Meeting shall be effective only if (i) it is consented to by each of the Corporation and Acquireco (in each case, acting reasonably) and (ii) if required by the Court, it is consented to by Shareholders voting in the manner directed by the Court.

(d)
Any amendment, modification or supplement to this Plan of Arrangement may be made following the Effective Date unilaterally by Acquireco, provided that it concerns a matter which, in the reasonable opinion of Acquireco, is of an administrative nature required to better give effect to the implementation of this Plan of Arrangement and is not adverse to the economic interest of any former Shareholder.

ARTICLE 6

FURTHER ASSURANCES

6.1
Notwithstanding that the transactions and events set out herein shall occur and shall be deemed to occur in the order set out in this Plan of Arrangement without any further act or formality, each of the parties to the Arrangement Agreement shall make, do and execute, or cause to be made, done and executed, all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by any of them in order further to document or evidence any of the transactions or events set out herein.